Collier Creek Holdings

200 Park Avenue, 58th Floor

New York, New York 10166

October 2, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mary Beth Breslin

Ada D. Sarmento

Re:	Collier Creek Holdings Registration Statement on Form S-1/A Filed September 17, 2018 File No. 333-227295

Dear Ms. Breslin:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Collier Creek Holdings (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m. (EDT) on October 4, 2018, or as soon as practicable thereafter.

Please call Joel L. Rubinstein, Esq. of Winston & Strawn LLP at (212) 294-5336 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Collier Creek Holdings

By:	/s/ Jason K. Giordano
Jason K. Giordano
Co-Executive Chairman

cc:	Joel L. Rubinstein, Esq., Winston & Strawn LLP